UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2025
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
4th Floor, Communications House, South
Street
Staines-upon-Thames, Surrey TW18 4PR
        United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Enclosure:  AngloGold Ashanti Q4 2024 Earnings Release Investor Presentation
Exhibits to Form 6-K

Exhibit Number	Description

Exhibit 99.1	AngloGold Ashanti Q4 2024 Earnings Release Investor Presentation
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 19 February 2025
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary